Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended	Year Ended
	June 30, 2015	December 31, 2014
Earnings:
Income before income taxes	$73,588	$136,570
Add (deduct):
Fixed charges	34,688	62,206
Capitalized interest, net of amortization	(91)	(48)

Earnings available for fixed charges (a)	$108,185	$198,728

Fixed charges:
Interest expense	$23,064	$42,036
Capitalized interest and tax interest	260	135
One third of rental expense (1)	11,364	20,035

Total fixed charges (b)	$34,688	$62,206

Ratio of earnings to fixed charges (a/b)	3.12	3.19

(1) Considered to be representative of interest factor in rental expense.

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